SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


     (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1997


                                       OR


     ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED)


                   For the transition period from to      to
                                                    ------  ------


              Commission file number 0-5519 (Associated Banc-Corp)


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


         ASSOCIATED BANC-CORP PROFIT SHARING AND RETIREMENT SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                              ASSOCIATED BANC-CORP
                             112 North Adams Street
                                 P.O. Box 13307
                         Green Bay, Wisconsin 54307-3307

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     ASSOCIATED BANC-CORP
                                     PROFIT SHARING AND RETIREMENT SAVINGS PLAN


                                     /s/ Richard H. Langer
                                     -------------------------------------------
                                     Richard H. Langer, Chairman
                                     Retirement Program Committee

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                              ASSOCIATED BANC-CORP
                   PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------
                                                                        Page(s)
--------------------------------------------------------------------------------

Independent Auditors' Report

Statement of Net Assets Available for Plan Benefits, December 31, 1997

Statement of Net Assets Available for Plan Benefits, December 31, 1996

Statement of Changes in Net Assets Available for Plan Benefits,
     Year Ended December 31, 1997

Statement of Changes in Net Assets Available for Plan Benefits,
     Year Ended December 31, 1996

Notes to Financial Statements

Item 27a - Schedule of Assets Held for Investment Purposes,
December 31, 1997

Item 27d - Schedule of Reportable Transactions, Year Ended
December 31, 1997

                          Independent Auditors' Report

The Board of Directors
Associated Banc-Corp
Profit Sharing and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan
(Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information on the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits of each fund for the years ended December 31, 1997 and 1996. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 22, 1998

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 1997

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Associated
                                               Principal     Fixed       Common       Banc-Corp      Self-
                                Balanced      Preservation   Income      Stock        Common       Directed
                                  Fund           Fund         Fund        Fund       Stock Fund      Funds      Other      Total
------------------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments:
    Common trust funds        $ 4,468,401         ---       846,690    42,139,494           ---    3,444,245       ---   50,898,830
    Government securities      11,631,389         ---       951,072           ---           ---          ---       ---   12,582,461
    Corporate bonds                   ---         ---     1,526,478           ---           ---          ---       ---    1,526,478
    Common stocks              14,326,039         ---           ---           ---    41,973,388      410,834       ---   56,710,261
    Loans to participants             ---         ---           ---           ---           ---          ---   484,487      484,487
------------------------------------------------------------------------------------------------------------------------------------
Total Investments              30,425,839         ---     3,324,240    42,139,494    41,973,388    3,855,079   484,487  122,202,517
Cash and cash equivalents         648,835   5,827,754     1,866,209          (552)      231,733       44,321   149,494    8,767,794
Accrued interest and
  dividends receivable            203,640      26,599        38,261            38         1,306        2,286     1,237      273,367
Cash surrender value of
  insurance                           ---         ---           ---           ---           ---          ---   429,360      429,360
Employer contribution
  receivable                      915,570     380,509       229,616     1,491,158     1,513,521          ---       ---    4,530,374
Participant contributions
  receivable                       40,973       9,785         9,496        67,810        71,339          ---  (117,724)      81,679
Due from (to) other funds          26,313     (30,692)       (4,398)        9,425         2,023          ---    (2,671)         ---
Other                              (2,862)       (536)         (479)       (3,857)       (3,863)        (636)     (459)     (12,692)
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for
  plan benefits               $32,258,298   6,213,419     5,462,945    43,703,516     3,789,447    3,901,050   943,724  136,272,399
====================================================================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 1996

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Associated
                                               Principal     Fixed       Common       Banc-Corp      Self-
                                Balanced      Preservation   Income      Stock        Common       Directed
                                  Fund           Fund         Fund        Fund       Stock Fund      Funds      Other      Total
------------------------------------------------------------------------------------------------------------------------------------
Assets:
  Investments:
    Common trust funds        $ 2,450,729         ---           ---    26,628,386           ---    2,911,338       ---   31,990,453
    Government securities      10,725,732         ---     1,710,840           ---           ---       25,007       ---   12,436,572
    Corporate bonds            11,248,091         ---     3,538,890           ---    25,351,675      355,892       ---    3,563,897
    Common stocks                     ---         ---           ---           ---           ---          ---       ---   36,955,658
    Loans to participants             ---         ---           ---           ---           ---          ---   344,998      344,998
------------------------------------------------------------------------------------------------------------------------------------
Total investments              24,424,552         ---     5,249,730    26,628,386    25,351,675    3,292,237   344,998   85,291,578
Cash and cash equivalents         562,247   5,268,007       152,356       719,973       202,772      135,838    43,168    7,084,361
Accrued interest and
  dividends receivable            188,814      23,342        94,838         1,285           206        2,966     3,784     3 15,235
Cash surrender value of
  insurance                           ---         ---           ---           ---           ---          ---   467,404      467,404
Employer contribution
  receivable                      863,503     402,954       242,129     1,148,304     1,283,110          ---       ---    3,940,000
Participant contributions
  receivable                          ---         ---           ---           ---           ---          ---       ---         ---
Due from (to) other funds          29,460     (18,798)       (4,000)       15,315         4,693          ---   (26,670)        ---
Other                              (3,056)       (642)         (667)       (3,320)       (3,102)        (352)    2,590       (8,549)
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for
  plan benefits               $26,065,520   5,674,863     5,734,386    28,509,943    26,839,354    3,430,689   835,274   97,090,029
====================================================================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 1997

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Associated
                                               Principal     Fixed       Common       Banc-Corp      Self-
                                Balanced      Preservation   Income      Stock        Common       Directed
                                  Fund           Fund         Fund        Fund       Stock Fund      Funds      Other      Total
------------------------------------------------------------------------------------------------------------------------------------
Additions:
Investment Income:
  Net realized and
    unrealized gains/(losses) $ 4,749,736         ---       104,468    10,475,996    14,834,472      666,718       ---   30,831,390
  Interest and dividends          910,633     325,866       325,685        29,646       851,097       30,848    35,961    2,509,736
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                        5,660,369     325,866       430,153    10,505,642    15,685,569      697,566    35,961   33,341,126

Participant contributions         651,819     177,446       162,910     1,136,828     1,101,213          ---       ---    3,230,216
Employer contributions            915,570     380,509       229,616     1,491,159     1,513,521          ---       ---    4,530,375
Rollover contributions            253,711      15,096        34,941       144,815       114,171          ---       ---      562,734
Interfund transfers              (890,891)     77,405      (996,498)    2,270,153      (460,169)         ---       ---          ---
Other                             (23,512)    (49,439)       (5,378)        4,186        (3,052)         ---   110,596       33,401
Transfer from other plans         328,719   1,519,275       184,154       756,409       290,930          ---       ---    3,079,487
------------------------------------------------------------------------------------------------------------------------------------
Total additions                 6,895,785   2,446,158        39,898    16,309,193    18,242,183      697,566   146,557   44,777,339

Deductions:
  Distribution to participants    592,537   1,889,996       288,742       940,472     1,204,555      215,694    36,856    5,168,852
  Administrative expenses         110,470      17,606        22,597       175,147        87,535       11,511     1,251      426,117
------------------------------------------------------------------------------------------------------------------------------------
Total deductions                  703,007   1,907,602       311,339     1,115,619     1,292,090      227,205    38,107    5,594,969

Net increase/(decrease)
  in net assets available
  for plan benefits             6,192,778     538,556      (271,441)   15,193,573    16,950,093      470,361   108,450   39,182,370
Net assets available for
  plan benefits:
  Beginning of year            26,065,520   5,674,863     5,734,386    28,509,943    26,839,354    3,430,689   835,274   97,090,029
------------------------------------------------------------------------------------------------------------------------------------
End of year                   $32,258,298   6,213,419     5,462,945    43,703,516    43,789,447    3,901,050   943,724  136,272,399
====================================================================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 1996

------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Associated
                                             Principal      Fixed       Common      Banc-Corp       Self-
                                Balanced    Preservation    Income      Stock        Common       Directed
                                  Fund         Fund         Fund        Fund        Stock Fund      Funds       Other        Total
------------------------------------------------------------------------------------------------------------------------------------
Additions:
Investment income:
  Net realized and
    unrealized gains/(losses) $ 1,972,568         ---      (200,577)    4,506,788     1,037,136      277,294        ---   7,593,209
  Interest and dividends          795,914     283,787       353,753        42,279       679,839       32,141     30,533   2,218,246
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                        2,768,482     283,787       153,176     4,549,067     1,716,975      309,435     30,533   9,811,455

Participant contributions         437,778     145,106       119,130       618,726       716,074          ---        ---   2,036,814
Employer contributions            863,503     402,954       242,129     1,148,304     1,283,110          ---        ---   3,940,000
Rollover contributions            428,293      22,549        42,605       159,955       279,437          ---        ---     932,839
Interfund transfers              (296,120)   (353,689)     (705,514)    1,675,600      (320,277)         ---        ---         ---
Other                              98,075     (34,315)       (2,588)       50,513        19,521          ---    114,819     246,025
Transfer from other plans         339,089     190,213        77,662       678,367       336,679          ---        ---   1,622,010
------------------------------------------------------------------------------------------------------------------------------------
Total additions                 4,639,100     656,605       (73,400)    8,880,532     4,031,519      309,435    145,352  18,589,143

Deductions:
Distributions to participants     671,112     649,933       267,123       922,276     1,286,363      290,269    185,630   4,272,706
Administrative expenses           102,024      17,546        25,059       128,856        72,302       11,744      1,222     358,753
------------------------------------------------------------------------------------------------------------------------------------
Total deductions                  773,136     667,479       292,182     1,051,132     1,358,665      302,013    186,852   4,631,459

Net increase/(decrease)
  in net assets available
  for plan benefits             3,865,964     (10,874)     (365,582)    7,829,400     2,672,854        7,422    (41,500) 13,957,684

Net assets available for
  plan benefits:
  Beginning of year            22,199,556   5,685,737     6,099,968    20,680,543    24,166,500    3,423,267    876,774  83,132,345
------------------------------------------------------------------------------------------------------------------------------------
End of year                   $26,065,520   5,674,863     5,734,386    28,509,943    26,839,354    3,430,689    835,274  97,090,029
====================================================================================================================================

See accompanying notes to financial statements

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1997 and 1996

--------------------------------------------------------------------------------

(1)  Description of the Plan

     The following brief description of the Associated Banc-Corp Profit Sharing and Retirement Savings Plan (Plan) is provided for general information. The Plan contains both profit sharing provisions and retirement savings provisions. Participants should refer to the summary plan description for more complete information.

     Background

     Associated Banc-Corp (Company) has established the Associated Banc-Corp Profit Sharing and Retirement Savings Plan, a defined contribution plan. The profit sharing provisions of the Plan provide for discretionary employer contributions. The retirement savings provisions of the Plan provides for employee contributions complying with the provisions of Internal Revenue Code (Code) Section 401(k) as well as discretionary employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan Mergers

     Assets were merged into the Plan as follows during the years ended December 31, 1997 and 1996:

     On September 30, 1996, the net assets of First National Bank of Portage Incentive Savings Plan totaling $954,541 were merged into the Plan.

     On October 1, 1996, the net assets of the State Bank of Lodi Money Purchase Pension Plan totaling $667,469 were merged into the Plan.

     On March 3, 1997, net assets of the Mid-America National Bank Savings and Investment Plan totaling $86,566 were merged into the Plan.

     On March 18, 1997, the net assets of Farmers and Merchants Bank of Reedsburg totaling $2,238,065 were merged into the Plan.

     On October 3, 1997, net assets of the Central Bank 401(K) Savings Plan and Trust totaling $756,711 were merged into the Plan.

     Participants

     Employees of the Company and its subsidiaries that have adopted the Plan are eligible to participate in the profit sharing provisions and in the discretionary employer retirement savings contribution provisions of the Plan on the January 1 of the year in which 1,000 hours of service are

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------
     completed. Employees are eligible to participate in the employee retirement savings contribution portion of the Plan on the earlier of the January 1 or July 1 following the date of employment, if it is expected that 1,000 hours of service will be completed in subsequent plan years.

     Contributions

     In conjunction with the retirement savings provisions of the Plan, participants can elect to contribute an amount between 1% and a maximum percentage set by the Retirement Program Committee (10% in 1997 and 6% in 1996) of their compensation in multiples of 1% to the Plan by means of regular payroll deductions. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

     The Plan provides for discretionary Company contributions under both the profit sharing and retirement saving provisions of the Plan. Such contributions are allocated to each participant's account based upon total participant's compensation, as defined by the Plan for the year.

     Vesting

     Participants are 100% vested at all times in their benefits under the retirement savings portion of the Plan. The following is a schedule of vesting in the Company's discretionary profit sharing contribution:

     ---------------------------------------------------------------------------
     Years of Service                                         Vested Percentage
     ---------------------------------------------------------------------------
     Less than three                                                         0%
     Three but less than four                                               20%
     Four but less than five                                                40%
     Five but less than six                                                 60%
     Six but less than seven                                                80%
     Seven or more                                                         100%
     ---------------------------------------------------------------------------

     The Plan document specifies that forfeitures are allocated based upon the ratio of each participant's compensation for the plan year to the total compensation of all participants for respective Employing Unit.

     Investment of Plan Assets

     Participants have the right to direct that investments be made in either the Balanced Fund, Principal Preservation Fund, Fixed Income Fund, Common Stock Fund, Associated Banc-Corp Common Stock Fund, or a combination of funds. The following is a brief description of each fund:

     Balanced Fund - Invests primarily in fixed income investments, common stocks, and common trust funds managed by the Company's trust departments.

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

     Money Market Fund - Invests primarily in certificates issued or guaranteed by the United States Government.

     Intermediate   Term  Bond  Fund  -  Invests   primarily  in  U.S.  Treasury
     obligations, fixed income corporate bonds, and common trust funds with similar characteristics.

     Diversified Stock Fund - Invests primarily in common stocks, common funds managed by the Company's trust departments, or mutual funds expected to achieve capital and income growth.

     Associated Banc-Corp Common Stock Fund - Invests in Associated Banc-Corp common stock.

     Participants can elect to invest in one of the aforementioned funds or in 10% increments in two or more funds. The election can be changed quarterly each January 1, April 1, July 1, and October 1.

     Certain participants previously had the right to maintain a separate trust for self-directed investments. Current plan provisions do not provide for this. Plan assets are held in trust with subsidiary banks of the Company (trustee).

     A participant in the Plan can receive a loan for emergency conditions which result from medical expenses in the participant's immediate family, establishing or preserving the home in which the participant resides, or for the purpose of providing an education for the participant, spouse, and children of the participant. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant's account balance. A participant may not request a loan for less than $1,000.

     Investment  income  is  allocated  to  individual   participants'  accounts
     quarterly based on the balance in the account at the beginning of the quarter adjusted for activity during the quarter.

     Distributions

     Distributions are made in the form of lump-sum payments or payments over a period in monthly, quarterly, semi-annual or annual installments. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant's attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until the April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant's account through the end of the most recent accounting period.

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

     Termination of Plan

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

     Reclassification

     Certain amounts in prior years report have been reclassified to conform with the 1997 presentation.

(2)  Summary of Significant Accounting Policies

     The accounting policies followed by the Plan conform with generally accepted accounting principles for such plans. The more significant policies are as follows:

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis.

     Investments

     Investments are quoted at market prices. Securities for which no quoted market price are available are valued at estimated fair value. Short-term investments are stated at cost, which approximates fair value. Plan assets are held with the trustee. Purchases and sales of securities are recorded on a trade-date basis.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires plan administrator estimates and assumptions that affect the reported amounts of assets available for benefits and plan benefit obligations and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)  Investments

     The fair value of investments that represent 5% or more of the Plan's net assets at December 31 are presented in the following table:

                                                        1997          1996
     ---------------------------------------------------------------------------
     Associated Banc-Corp Common Stock              $42,348,238    25,374,175
     Associated Bank, N.A. Common Stock Fund            711,555    12,553,953
     Associated Bank, N.A. Diversified Stock Fund    42,139,494           ---
     Associated Foreign Equity Fund                     234,033     5,136,951
     Dreyfus Government Cash Management Fund          5,827,754     5,268,007
     ---------------------------------------------------------------------------

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Notes to Financial Statements

--------------------------------------------------------------------------------

(4)  Transactions with Related Parties

     The Associated Banc-Corp common stock fund and the common stock fund of the Plan at December 31, 1997 and 1996 included 768,222 shares and 605,510 shares, respectively, of common stock of the Company with fair values of $42,348,238 and $25,734,175, respectively. Dividend income from Company stock totaled $838,108 and $685,273 in 1997 and 1996, respectively.

(5)  Benefits Payable

     Amounts as presented in the accompanying financial statements differ from the amounts reported in Form 5500 due to benefits payable to terminated and retired participants.

     As of December 31, 1997 and 1996, net assets available for plan benefits include vested balances for terminated and retired participants of approximately $1,172,000 and $820,000, respectively, were recorded as benefits payable on the Form 5500 but not on the accompanying Financial statements.

(6)  Income Taxes

     The Plan administrator has received a favorable tax determination letter, dated May 22, 1995, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan's financial statements. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

     Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

(7)  Subsequent Event

     On October 29, 1997, Associated Banc-Corp merged with First Financial Corporation (FFC). This transaction was accounted for as a pooling of interests. On January 5, 1998, the net assets of FFC's 401(K) Profit Sharing Plan, representing $144,266,109 in cash, were merged into the Plan.

ASSOCIATED BANC-CORP
PROFIT SHARING & RETIREMENT SAVINGS PLAN
EMPLOYER  IDENTIFICATION NUMBER:  39-1098068
PLAN  NUMBER:  002
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1997

--------------------------------------------------------------------------------
                              Description of investment
                              including maturity date,
Identity of issue, borrower,  rate of interest, collateral              Current
lessor, or similar party      par, or maturity value         Cost        Value
--------------------------------------------------------------------------------

United States Gov't Agency
  Securities:

Federal Home Loan Mtg Corp.   7.010%, due 03/15/2006,      $200,000     $199,751
                              Callable 03/15/1999
                              @100 par, par value
                              $200,000

Federal Home Loan Mtg Corp.   6.950%, due 03/25/2004,       247,960      252,421
                              Callable 03/25/1999
                              @ 100 par, par value
                              $250,000

Federal National Mtg Assn.    6.240%, due  08/19/2003,      250,000      248,925
                              Callable 08/19/1996
                              @ 100 par, par value
                              $250,000

Federal National Mtg Assn.    7.000%, due 03/09/2006,       250,000      249,975
                              Callable 03/09/1998
                              @ 100 par, par value
                              $250,000

U.S. Treasury Note            6.375%, due 08/15/2002,     1,503,203    1,538,910
                              par value $1,500,000

U.S. Treasury Note            5.125%, due 02/28/1998,       497,715      499,845
                              par value $500,000

U.S. Treasury Note            5.125%, due 03/31/1998,       299,151      299,907
                              par value $300,000

U.S. Treasury Note            5.125%, due 06/30/1998,       200,000      199,875
                              par value $200,000

U.S. Treasury Note            5.750%, due 08/15/2003,     1,460,859    1,500,938
                              par value  $1,500,000

U.S. Treasury Note            4.750%, due 08/31/1998,       199,688      198,938
                              par value $200,000

--------------------------------------------------------------------------------
                              Description of investment
                              including maturity date,
Identity of issue, borrower,  rate of interest, collateral              Current
lessor, or similar party      par, or maturity value         Cost        Value
--------------------------------------------------------------------------------
U.S. Treasury Note            5.875%, due 02/15/2004,       494,766      504,533
                              par value $500,000

U.S. Treasury Note            5.500%, due 02/28/1999,       994,036      998,750
                              par value $1,000,000

U.S. Treasury Note            7.250%, due 05/15/2004,       395,688      431,626
                              par value $400,000

U.S. Treasury Note            6.750%, due 05/31/1999,        99,375      507,500
                              par value $500,000

U.S. Treasury Note            7.125%, due 02/29/2000,       400,000      411,626
                              par value $400,000

U.S. Treasury Note            6.750%, due 04/30/2000,       199,458      204,563
                              par value $200,000

U.S. Treasury Note            5.875%, due 06/30/2000,       599,232      602,814
                              par value $600,000

U.S. Treasury Note            5.625%, due 02/28/2001,       997,630      997,500
                              par value $1,000,000

U.S. Treasury Note            6.250%, due 04/30/2001,       998,770    1,015,625
                              par value $1,000,000

U.S. Treasury Note            5.875%, due 10/31/1998,       499,531      501,095
                              par value $500,000

U.S. Treasury Note            6.250%, due 02/28/2002,       497,695      509,061
                              par value $500,000

U.S. Treasury Note            6.375%, due 05/15/2000,       498,906      507,658
                              par value $500,000

U.S. Treasury Note            5.875%, due 07/31/1999,       199,796      200,625
                              par value $200,000
--------------------------------------------------------------------------------
Total Agency Securities                                  12,383,459   12,582,461
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Description of investment
                              including maturity date,
Identity of issue, borrower,  rate of interest, collateral              Current
lessor, or similar party      par, or maturity value         Cost        Value
--------------------------------------------------------------------------------

Corporate Bonds:

Banc One                      7.375%, due 12/01/2002,       248,345      261,050
                              par value $250,000

Campbell Soup                 8.580%, due 03/15/2001,       199,790      214,640
                              par value $200,000

Du Pont                       9.150%, due 04/15/2000,        99,831      106,680
                              par value $100,000

Ford Motor Co.                7.250%, due 10/01/2008,       248,893      266,100
                              par value $250,000

Merrill Lynch                 7.150%, due 07/30/2012,       100,000      104,230
                              par value $100,000

J P Morgan & Co.              6.250%, due 12/15/2005,       324,139      321,003
                              par value $325,000

SCE Capital Corp.             7.375%, due 12/15/2003,       248,227      252,775
                              par value $250,000
--------------------------------------------------------------------------------
Total Corporate Bonds                                     1,469,225    1,526,478
--------------------------------------------------------------------------------

Corporate Stock:

Abbott Labs                   Common Stock, 5,200 shares     82,696      340,600

American International
   Group Inc.                 Common Stock, 4,500 shares    173,855      489,375

Amoco Corp.                   Common Stock, 3,300 shares    158,755      280,913

*Associated Banc-Corp         Common Stock, 768,222
                                shares                   16,089,626   42,348,238

Atlantic Richfield Co.        Common Stock, 3,200 shares    154,114      256,400

Auto Data Process             Common Stock, 6,000 shares    103,780      368,250

Baltimore Gas & Electric Co.  Common Stock, 1,200 shares     23,568       40,950

Boston Scientific Corp.       Common Stock, 1,200 shares     54,246       55,050

Catalina Marketing Corp.      Common Stock, 2,200 shares    101,314      101,750

--------------------------------------------------------------------------------
                              Description of investment
                              including maturity date,
Identity of issue, borrower,  rate of interest, collateral              Current
lessor, or similar party      par, or maturity value         Cost        Value
--------------------------------------------------------------------------------
Cendant Corp.                 Common Stock, 3,000 shares     75,922      103,125

Central & Southwest Corp.     Common Stock, 2,400 shares     45,633       64,951

Circuit City Grp.             Common Stock, 1,400 shares     51,854       49,788

Cisco Systems Inc.            Common Stock, 1,950 shares     95,537      108,713

Coca Cola Co.                 Common Stock, 5,000 shares     30,640      333,440

Colgate Palmolive Co.         Common Stock, 4,800 shares    115,470      352,800

Conagra Inc.                  Common Stock, 6,000 shares    134,428      198,750

Diebold Inc.                  Common Stock, 8,550 shares    137,564      432,844

Disney Walt Co.               Common Stock, 4,179 shares    199,825      413,721

Echelon Intl. Corp.           Common Stock, 107 shares        1,419        2,401

Federal National Mortgage
   Assn.                      Common Stock, 6,000 shares    102,582      342,378

Firstar Corp.                 Common Stock, 3,600 shares     79,830      152,777

Florida Progress Corp.        Common Stock, 1,600 shares     50,633       62,800

Franklin Resources Inc.       Common Stock, 2,100 shares     77,140      182,570

General Elec Co.              Common Stock, 6,000 shares     96,493      440,250

Gillette Co.                  Common Stock, 5,000 shares     71,254      502,190

Hewlett Packard Co.           Common Stock, 6,000 shares     86,943      374,250

Hubbell Inc.                  Common Stock, 6,294 shares    134,180      310,376

Illinois Cent Corp.           Common Stock, 6,000 shares    136,200      204,378

Illinois Tool Works Inc.      Common Stock, 4,000 shares     80,850      240,500

Interpublic Group             Common Stock, 3,000 shares     91,910      149,439

Kimberly Clark Corp.          Common Stock, 3,000 shares    155,801      147,939

LG and E Energy Corp.         Common Stock, 3,000 shares     22,906       74,439

Lucent Technologies Inc.      Common Stock, 3,972 shares    206,579      317,264

--------------------------------------------------------------------------------
                              Description of investment
                              including maturity date,
Identity of issue, borrower,  rate of interest, collateral              Current
lessor, or similar party      par, or maturity value         Cost        Value
--------------------------------------------------------------------------------
Manpower Inc.                 Common Stock, 3,800 shares    144,738      133,950

MCI Communications Corp.      Common Stock, 5,000 shares    144,675      214,065

Medtronic Inc.                Common Stock, 16,000 shares    74,939      840,000

Merck & Co. Inc.              Common Stock, 5,000 shares    120,058      530,000

Microsoft Corp.               Common Stock, 1,400 shares     47,600      180,950

Molex Inc.                    Common Stock, 12,208 shares   162,263      392,182

Motorola Inc.                 Common Stock, 3,000 shares    134,055      171,564

New Century Energies  Inc.    Common Stock, 1,235 shares     22,868       59,203

New England Electric System   Common Stock, 500 shares       15,812       21,375

Norwest Corp.                 Common Stock, 3,600 shares    102,168      139,500

Pitney Bowes Inc.             Common Stock, 4,300 shares    124,571      386,733

Public SVC Enterprise
   Grp Inc.                   Common Stock, 1,600 shares     44,724       50,901

SBC Communications Inc.       Common Stock, 4,000 shares    125,257      293,000

Schering Plough Corp.         Common Stock, 4,800 shares    137,895      298,200

Service Corp. Intl.           Common Stock, 5,000 shares    145,533      183,750

Sigma Aldrich Corp.           Common Stock, 7,600 shares    167,063      302,100

SLM Holding Corp.             Common Stock, 3,000 shares    125,807      417,375

Staples Inc.                  Common Stock, 6,000 shares    117,750      166,500

State Street Corp.            Common Stock, 7,400 shares     94,932      430,591

Sungard Data Systems Inc.     Common Stock, 13,200 shares   140,663      407,550

Texaco Inc.                   Common Stock, 6,000 shares    192,043      326,250

Texas Instr Inc.              Common Stock, 8,000 shares     74,473      360,000

Walgreen Co.                  Common Stock, 16,800 shares   122,255      527,100

WPS Resources Corp.           Common Stock, 1,000 shares     21,795       33,813
--------------------------------------------------------------------------------
Total Corporate Stocks                                   21,827,484   56,710,261
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Description of investment
                              including maturity date,
Identity of issue, borrower,  rate of interest, collateral              Current
lessor, or similar party      par, or maturity value         Cost        Value
--------------------------------------------------------------------------------
Common Funds:

*Associated Bank, N.A.
  Common Stock Fund                 4,950 units             108,728      711,555

*Associated Bank, N.A.
  Regional Bank Fund                1,350 units              68,646      197,190

*Associated Bank, N.A.
  Capital Appreciation Fund        42,125 units             816,998    2,274,493

*Associated Bank, N.A.
  Balanced Fund                    19,014 units           1,000,000    1,028,389

*Associated Bank, N.A.
  Equity Income Fund                4,444 units             107,127      224,929

*Associated Bank, N.A.
  Diversified Stock Fund          450,849 units          39,130,728   42,139,494

*Associated Bank, N.A.
  Foreign Equity Fund               7,260 units              89,346      234,033

*Associated Bank, N.A.
  Short Term Bond Fund            114,604 units           1,155,932    1,323,433

*Associated Bank, N.A.
  Intermediate Term
   Bond Fund                      172,759 units           2,111,338    2,765,314
--------------------------------------------------------------------------------
Total Common Funds                                       44,588,843   50,898,830
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Loans to Participants  (7.00% - 10.65%)                     484,487      484,487
--------------------------------------------------------------------------------
Total Investments Held                                  $80,753,498 $122,202,517
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Description of investment
                              including maturity date,
Identity of issue, borrower,  rate of interest, collateral             Current
lessor, or similar party      par, or maturity value         Cost       Value
--------------------------------------------------------------------------------
Cash Equivalents:

Dreyfus Cash Management Fund                             $2,940,040  $2,940,040

Dreyfus Government Cash Mgmt. Fund                        5,827,754   5,827,754

--------------------------------------------------------------------------------
Total Cash Equivalents                                   $8,767,794  $8,767,794
--------------------------------------------------------------------------------
*Denotes a party-in-interest

See accompanying independent auditors' report

ASSOCIATED BANC-CORP
PROFIT SHARING AND RETIREMENT SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions
Employer Identification Number 39-109-8068
Plan Number 002
Year Ended December 31, 1997

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Current
                                                                                    Expense                     Value of
                                                                                    Incurred                    Asset at
Identity of Party           Description            Purchase      Selling   Lease      With         Cost of    Transaction  Net Gain/
    Involved                 of Assets               Price        Price    Rental  Transaction       Asset        Date       Loss
------------------------------------------------------------------------------------------------------------------------------------
Associated Bank, N.A.*   Common Stock Fund       $ 1,239,357          ---    ---       ---        1,239,357     1,239,357    ---
                                                         ---   16,998,859    ---       ---        7,865,310    16,998,859  9,133,549
Associated Bank, N.A.*   Diversified Stock Fund   40,015,092          ---    ---       ---       40,015,092    40,015,092    ---
                                                         ---      918,135    ---       ---        4,321,008       918,135     33,771
Associated Bank, N.A.*   Foreign Equity Fund         758,459          ---    ---       ---          758,459       758,459    ---
                                                         ---    6,737,263    ---       ---          884,364     6,737,263  2,416,255
Dreyfus                  Cash Management Fund     37,587,127          ---    ---       ---       37,587,127    37,587,127    ---
                                                         ---   32,693,054    ---       ---       32,693,054    32,693,054    ---
------------------------------------------------------------------------------------------------------------------------------------

*Denotes a party in interest

See accompanying independent auditors' report

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1997 and 1996


                                    Contents

Report of Independent Auditors

Financial Statements

Statements of Net Assets Available for Plan Benefits
Statements of Changes in Net Assets Available for Plan Benefits
Notes to Financial Statements

Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes
Line 27(d) - Schedule of Reportable Transactions

                     Report of Independent Auditors

Trustees
First Financial Corporation 401(k)
  Profit-Sharing Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of the First Financial Corporation 401(k) Profit-Sharing Plan and Trust (the Plan) as of December_31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December_31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December_31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 12, 1998

                           First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1997

                                         Marshall        Marshall
                                          Money        Intermediate       Marshall       Employer       Employer       Employer
                                         Market           Bond            Max-Cap           CD           Stock           Loan
                                          Fund            Fund             Fund            Fund           Fund           Fund
                                    -------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
  Mutual funds                           $-               $-               $-              $-         $          -   $        -
  Common stocks                           -                -                -               -          110,722,311
  Interest-bearing deposit                -                -                -               -                    -            -
  Notes receivable from participants      -                -                -               -                    -    2,069,025
                                    -------------------------------------------------------------------------------------------
Total investments                         -                -                -               -          110,722,311    2,069,025

  Cash                                    -                -                -               -            5,616,831            -
  Due from brokers                        -                -                -               -            6,020,558            -
  Accrued interest                        -                -                -               -                6,768            -
  Employer contributions receivable       -                -                -               -                    -            -
  Participant contributions receivable    -                -                -               -                    -            -
                                    -------------------------------------------------------------------------------------------
  Total assets                            -                -                -               -          122,366,468    2,069,025

  Liabilities
  Other payables                          -                -                -               -                    -            -
  Due to brokers                          -                -                -               -                    -            -
                                    -------------------------------------------------------------------------------------------
  Net assets available for
    plan benefits                        $-              $ -               $-              $-         $122,366,468   $2,069,025
                                    ===========================================================================================

See accompanying notes.

                           First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1997

                                            Employer         Marshall         Marshall
                                             Advance          Equity          Mid-Cap
                                           Contribution        Income           Stock
                                              Fund             Fund             Fund                  Other              Total
                                    -------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
  Mutual funds                                $-               $-               $-                 $        -      $          -
  Common stocks                                -                -                -                          -       110,722,311
  Interest-bearing deposit                     -                -                -                          -                 -
  Notes receivable from participants           -                -                -                          -         2,069,025
                                    -------------------------------------------------------------------------------------------
Total investments                              -                -                -                          -      $112,791,336

  Cash                                         -                -                -                          -         5,616,831
  Due from brokers                             -                -                -                 21,829,586        27,850,144
  Accrued interest                             -                -                -                     39,859            46,627
  Employer contributions receivable            -                -                -                  3,468,852         3,468,852
  Participant contributions receivable         -                -                -                          -                 -
                                    -------------------------------------------------------------------------------------------
  Total assets                                 -                -                -                 25,338,297       149,773,790

  Liabilities
  Other payables                               -                -                -                          -                 -
  Due to brokers                               -                -                -                          -                 -
                                    -------------------------------------------------------------------------------------------
  Net assets available for
    plan benefits                             $-               $-               $-                $25,338,297      $149,773,790
                                    ===========================================================================================

See accompanying notes.

                           First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1996

                                        Marshall         Marshall
                                          Money        Intermediate       Marshall       Employer       Employer       Employer
                                         Market           Bond            Max-Cap           CD           Stock           Loan
                                          Fund            Fund             Fund            Fund           Fund           Fund
                                    -------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
  Mutual funds                       $        -        $2,583,732      $        -     $        -      $         -   $        -
  Common stocks                               -                 -               -              -       66,065,708            -
  Interest-bearing deposit            2,286,777            70,371           6,108      2,130,926        2,687,800            -
  Notes receivable from participants          -                 -               -              -                -    1,527,617
                                    -------------------------------------------------------------------------------------------
Total investments                     2,286,777         2,654,103           6,108      2,130,926       68,753,508    1,527,617

  Cash                                        -                 -               -              -           83,053            -
  Due from brokers                            -                 -       7,988,619              -          649,659            -
  Accrued interest                        9,317            12,704               1          2,109              987        9,542
  Employer contributions receivable       3,675             5,911          17,085          4,185           57,308            -
  Participant contributions receivable    1,002             2,121           4,803            945           17,191            -
                                    -------------------------------------------------------------------------------------------
  Total assets                        2,300,771         2,674,839       8,016,616      2,138,165       69,561,706    1,537,159

  Liabilities
  Other payables                            241                73             112             52            9,834        3,461
  Due to brokers                              -            70,371               -              -                -            -
                                    -------------------------------------------------------------------------------------------
  Net assets available for
    plan benefits                    $2,300,530        $2,604,395      $8,016,504     $2,138,113      $69,551,872   $1,533,698
                                    ===========================================================================================

See accompanying notes.

                        First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1996

                                             Employer         Marshall         Marshall
                                              Advance          Equity          Mid-Cap
                                           Contribution        Income           Stock
                                              Fund             Fund             Fund                  Other              Total
                                    -------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
  Mutual funds                             $        -         $133,795         $156,681            $        -      $  2,874,208
  Common stocks                                     -                -                -                     -        66,065,708
  Interest-bearing deposit                          -          133,795          156,681                     -         7,472,458
  Notes receivable from participants                -                -                -                     -         1,527,617
                                    -------------------------------------------------------------------------------------------
Total investments                                   -          267,590          313,352                     -      $ 77,939,991

  Cash                                              -                -                -                     -            83,053
  Due from brokers                                  -                -                -                     -         8,638,278
  Accrued interest                                  -               19               22                     -            34,701
  Employer contributions receivable                 -                -                -                     -            88,164
  Participant contributions receivable              -                -                -                     -            26,062
                                    -------------------------------------------------------------------------------------------
  Total assets                                      -          267,609          313,384                     -        86,810,249

  Liabilities
  Other payables                                    -           10,914               22                     -            24,709
  Due to brokers                                    -          133,795          156,681                     -           360,847
                                    -------------------------------------------------------------------------------------------
  Net assets available for
    plan benefits                          $        -         $122,900         $156,681            $        -       $86,424,693
                                    ===========================================================================================

See accompanying notes.

                          First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1997

                                        Marshall
                                          Money         Marshall          Marshall       Employer       Employer       Employer
                                         Market           Bond            Max-Cap           CD           Stock           Loan
                                          Fund            Fund             Fund            Fund           Fund           Fund
                                     -------------------------------------------------------------------------------------------
Additions:
  Contributions from First
    Financial Corporation              $      -       $       -         $        -    $        -       $        -     $       -
  Contributions from Plan
    participants                         30,590          27,430                  -        43,034        1,112,938             -
  Rollover of participants' funds
    from other plans                          -               -                  -     7,346,169                -
  Investment income                      97,567          75,851              4,554       123,094        2,020,642       138,877
  Other                                  17,256           5,336                  -             -                -             -
                                    -------------------------------------------------------------------------------------------
                                        145,413         108,617              4,554       166,128       10,479,749       138,877

Deductions:
  Administrative expenses                   131              73                  -           108            5,583             -
  Payments to Plan participants       1,240,441          88,853                  -       344,985        2,890,327       120,973
  Other                                       -               -             16,973        22,357            6,612         8,369
                                    -------------------------------------------------------------------------------------------
Net additions                        (1,095,159)         19,691            (12,419)     (201,322)       7,577,227         9,535

Net realized and unrealized
  appreciation (depreciation)
  in aggregate fair value of
  investments                                 -           2,089                  -           (48)      50,795,469             -
Transfers                            (1,205,371)     (2,626,175)        (8,004,085)   (1,936,743)      (5,558,100)      525,792
                                    -------------------------------------------------------------------------------------------
Net increase (decrease)              (2,300,530)     (2,604,395)        (8,016,504)   (2,138,113)      52,814,596       535,327
Net assets available for plan
  benefits at beginning of year       2,300,530       2,604,395          8,016,504     2,138,113       69,551,872     1,533,698
                                    -------------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year            $        -      $        -         $        -    $        -     $122,366,468    $2,069,025
                                    ===========================================================================================

See accompanying notes.

                          First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1997

                                             Employer         Marshall         Marshall
                                              Advance          Equity          Mid-Cap
                                           Contribution        Income           Stock
                                              Fund             Fund             Fund                  Other             Total
                                    -------------------------------------------------------------------------------------------
Additions:
  Contributions from First
    Financial Corporation                  $        -       $       -         $       -           $ 3,468,852       $3,468,852
  Contributions from Plan
    participants                                    -         196,024           246,694                     -        1,656,710
  Rollover of participants' funds
    from other plans                                -               -                 -                     -        7,346,169
  Investment income                                 -         150,070               906                39,859        2,651,420
  Other                                             -          57,819                 -                     -           80,411
                                    -------------------------------------------------------------------------------------------
                                                    -         403,913           247,600             3,508,711       15,203,562

Deductions:
  Administrative expenses                           -             112                 -                 6,961           12,968
  Payments to Plan participants                     -         472,160           248,517                     -        5,406,256
  Other                                             -               -            33,875                10,233           98,419
                                    -------------------------------------------------------------------------------------------
Net additions                                       -         (68,359)          (34,792)            3,491,517        9,685,919

Net realized and unrealized
  appreciation (depreciation)
  in aggregate fair value of
  investments                                       -       1,421,884         1,443,784                     -       53,663,178
Transfers                                           -      (1,476,425)       (1,565,673)           21,846,780                -
                                    -------------------------------------------------------------------------------------------
Net increase (decrease)                             -        (122,900)         (156,681)           25,338,297       62,349,097
Net assets available for plan
  benefits at beginning of year                     -         122,900           156,681                     -       86,424,693
                                    -------------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year                  $        -      $        -         $       -           $25,338,297     $149,773,790
                                    ===========================================================================================

See accompanying notes.

                      First Financial Corporation
                  401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan
                                Benefits

                      Year ended December 31, 1996

                                        Marshall
                                          Money         Marshall          Marshall       Employer       Employer       Employer
                                         Market           Bond            Max-Cap           CD           Stock           Loan
                                          Fund            Fund             Fund            Fund           Fund           Fund
                                    -------------------------------------------------------------------------------------------
Additions:
  Contributions from First
    Financial Corporation              $162,117        $ 74,569          $  17,085        $ 86,927     $ 1,217,455     $      -
  Contributions from Plan
    participants                         41,287         103,403            248,260          55,147         951,995            -
  Rollover of participants' funds
    from other plans                      3,761               -                  -               -               -            -
  Investment income                      90,321         174,127            143,332         110,657       1,418,430      116,654
  Other                                   4,515               5                 69              92           1,175            -
                                    -------------------------------------------------------------------------------------------
                                        302,001         352,104            408,746         252,823       3,589,055      116,654

Deductions:
  Administrative expenses                   403             183                557             486           5,476            -
  Payments to Plan participants          85,547         242,721            108,253         244,960       1,000,310      106,130
  Other                                       -               -                  -               -               -        1,028
                                    -------------------------------------------------------------------------------------------
Net additions                           216,051         109,200            299,936           7,377       2,583,269        9,496

Net realized and unrealized
  appreciation (depreciation)
  in aggregate fair value of
  investments                                 -        (123,594)         1,264,391               -      16,590,320            -
Transfers                               260,945        (605,081)           806,341        (550,693)       (304,439)     392,927
                                    -------------------------------------------------------------------------------------------
Net increase (decrease)                 476,996        (619,475)         2,370,668        (543,316)     18,869,150      402,423
Net assets available for plan
  benefits at beginning of year       1,823,534       3,223,870          5,645,836       2,681,429      50,682,722    1,131,275
                                    -------------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year            $2,300,530      $2,604,395         $8,016,504      $2,138,113     $69,551,872   $1,533,698
                                    ===========================================================================================

See accompanying notes.

                      First Financial Corporation
                  401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan
                                Benefits

                      Year ended December 31, 1996

                                             Employer         Marshall         Marshall
                                              Advance          Equity          Mid-Cap
                                           Contribution        Income           Stock
                                              Fund             Fund             Fund                  Other             Total
                                    -------------------------------------------------------------------------------------------
Additions:
  Contributions from First
    Financial Corporation                  $        -       $ 133,796         $ 156,681           $         -       $1,848,630
  Contributions from Plan
    participants                                    -               -                 -                     -        1,400,092
  Rollover of participants' funds
    from other plans                                -               -                 -                     -            3,761
  Investment income                                 -              19                22                   177        2,053,739
  Other                                             -               -                 -                     -            5,856
                                    -------------------------------------------------------------------------------------------
                                                    -         133,815           156,703                   177        5,312,078

Deductions:
  Administrative expenses                           -               -                 -                     -            7,105
  Payments to Plan participants                     -          10,896                 -                10,699        1,809,516
  Other                                             -              19                22                     -            1,069
                                    -------------------------------------------------------------------------------------------
Net additions                                       -         122,900           156,681               (10,522)       3,494,388

Net realized and unrealized
  appreciation (depreciation)
  in aggregate fair value of
  investments                                       -               -                 -               (20,281)      17,710,836
Transfers                                           -               -                 -                     -                -
                                    -------------------------------------------------------------------------------------------
Net increase (decrease)                             -         122,900           156,681               (30,803)      21,205,224
Net assets available for plan
  benefits at beginning of year                     -               -                 -                30,803       65,219,469
                                    -------------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year                  $        -      $  122,900         $ 156.681              $      -      $86,424,693
                                    ===========================================================================================

See accompanying notes.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 1997


1. Description of the Plan

The following description of the First Financial Corporation 401(k) Profit-Sharing Plan and Trust (the Plan) as of DecemberE31, 1997, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a contributory defined contribution retirement plan that covers any employee of First Financial Corporation (the Employer) or its successor (see
Note 3), who is at least 21 years of age and has completed a minimum of 1,000 hours of service during a consecutive twelve-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer contributions to the Plan are made on a discretionary basis (profit sharing). Employer contributions are allocated based on annual compensation. Participants vest in employer contributions on a sliding scale and are fully vested after 7 years. In addition, participants may contribute a tax deferred amount each year which is limited by Internal Revenue Code (IRC) Section 401(k). Participants may also contribute on an after-tax basis, subject to IRC limitations. Participant tax deferred and after-tax contributions are 100% vested immediately. A participant's account balance, both vested and unvested, is invested as designated by the participant in one or a combination of the following funds: Marshall Money Market Fund, Marshall Intermediate Bond Fund, Marshall Max-Cap Fund, Employer CD Fund, Employer Stock Fund, Marshall Equity Income Fund and the Marshall Mid-Cap Fund (see Note 3).

Employer contributions in 1997 and 1996 were also made through a matching program whereby the Employer matched initial participant 401(k) contributions at 25% of the participant contribution up to a maximum matching contribution of $100. The after-tax participant contributions are not matched by the Employer.

Benefits may be paid to a participant or beneficiary upon retirement, death, disability or termination of employment. Benefits are payable in a lump-sum or in equal installments over a period not to exceed the life expectancy of the participant and designated beneficiary.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)


2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Although estimates are considered to be fairly stated at the time that the estimates are made, actual results could differ from those estimates.

Investments

Fair values of mutual funds and common stocks are determined by reference to quoted redemption and market prices, respectively. Interest-bearing deposits and notes receivable from participants are carried at cost, which approximates fair value.

Administrative Expenses

Administrative expenses are generally paid by the Employer.

3. Plan Merger

Effective October 29, 1997, First Financial Corporation, the Plan's sponsor, merged with Associated Banc-Corp (Associated). All shares of First Financial Corporation stock, including shares held by the Plan, were converted to shares of Associated stock using an exchange ratio of .765 shares of Associated stock for each share of First Financial.

Effective on January 1, 1998, the assets of the Plan were merged with Associated Banc-Corp Profit Sharing and Retirement Savings Plan. In connection with the merger of the Plan, all investment options previously made by participants, except Associated common stock, were liquidated. Beginning in 1998, participants will select from among investment options currently available to participants of the surviving plan.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)




4. Investments

During 1997 and 1996, the Plan's investments are held by a bank-administered trust fund. The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

                                                   Net
                                               Appreciation
                                                 in Fair           Fair Value
                                                  Value              at End
                                               During Year          of Year
                                             -----------------------------------
Year ended December_31, 1997:
  Fair value determined by reference
    to quoted sources:
     Common stocks                             $50,795,469        $110,722,311
     Mutual funds                                2,867,757                   -
                                             -----------------------------------
                                                53,663,226         110,722,311
  Assets carried at cost:
     Cash                                                -           5,616,831
     Notes receivable from participants                  -           2,069,025
                                             -----------------------------------
                                               $53,663,226        $118,408,167
                                             ===================================
Year ended December_31, 1996:
  Fair value determined by reference
    to quoted sources:
     Common stocks                             $16,570,040         $66,065,708
     Mutual funds                                1,140,796           2,874,208
                                             -----------------------------------
                                                17,710,836          68,939,916
  Assets carried at cost:
     Interest-bearing deposit                            -           7,472,458
     Notes receivable from participants                  -           1,527,617
                                             -----------------------------------
                                               $17,710,836         $77,939,991
                                             ===================================

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:
                                               December 31
                                                   1997                1996
                                             -----------------------------------

Associated Banc-Corp common stock              $110,722,311        $         -
First Financial Corporation common stock                  -         66,065,708
Federated Index TR Max-Cap Fund                           -                  -
Marshall Money Market Fund                                -          5,549,652

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)




5. Income Tax Status

The Internal Revenue Service has ruled on September 8, 1995 that the Plan qualifies under Section 401(a) of the IRC and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. Transactions with Parties-in-Interest

The Plan owned 2,008,568 shares of Associated Banc-Corp common stock, with a fair value of $110,722,311 at December 31, 1997. The Plan owned 2,696,560 shares of First Financial Corporation common stock, with a fair value of $66,065,708 at December 31, 1996. Dividends of $.74 and $.60 per share were declared and paid on the Employer's common stock in 1997 and 1996, respectively. Fees paid by the Employer during the year for legal, accounting and other services provided by parties-in-interest were based on customary and reasonable rates.

During 1997 and 1996, the Plan received $98,121 and $102,429 in interest from the Employer relating to its certificates of deposit, which totaled $0 and $1,922,806 at December_31, 1997 and 1996, respectively.

7. Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. (See Note 3 regarding the merger of the Plan.)

                      First Financial Corporation
                  401(k) Profit-Sharing Plan and Trust
               Employer Identification Number 39-1044853
                            Plan Number 001

      Line 27(a) - Schedule of Assets Held for Investment Purposes

                           December 31, 1997



  Shares,
  Units or
 Principal                                                            Current
   Amount               Description                     Cost           Value
--------------------------------------------------------------------------------

                     Common stocks -
  2,008,568            Associated Banc-Corp*        $28,121,752    $110,722,311

 $2,069,025   Notes receivable from participants -
                Various notes; due January 1, 1998
                to May 9, 2030; interest rates
                of 6.75% to 10.5%                     2,069,025       2,069,025
                                                   -----------------------------
                                                    $30,190,777    $112,791,336
                                                   =============================

*Represents a party-in-interest to the Plan.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust
                    Employer Identification Number 39-1044853
                                 Plan Number 001

                Line 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                                              Fair
                                                                                                            Value of         Net
                                      Type of      Transfer-in      Purchase      Selling     Cost of       Asset on         Gain
                                     Transaction    from ESOP         Price        Price       Asset    Transaction Date    (Loss)
                                 ---------------------------------------------------------------------------------------------------

Marshall Money Market Fund              iii        $         -    $24,965,009    $30,514,66   $30,514,661  $30,514,661     $      -
Marshall Mid-Cap Stock Fund             iii                  -      8,517,292     9,209,254     8,673,973    9,209,254      535,281
Marshall Equity Income Fund             iii                  -      8,795,133     9,801,014     8,928,928    9,801,014      872,086
Employer NOW Account*                   iii                  -      4,175,835     4,175,835     4,175,835    4,175,835            -
Employer Certificates of Deposit*        iv                  -     23,853,295    25,776,053    25,776,101   25,776,053          (48)
Employer Common Stock*                  iii          7,346,169      2,161,865    15,646,901     4,612,860   15,646,901   11,034,041

As defined by ERISA, transactions in excess of 5 percent of the current value of plan assets are categorized as:

    (i) - a single transaction
   (ii) - a series of transactions  (other than securities)
  (iii) - a series of transactions involving securities of
          the same issue
   (iv) - a   series   of   transactions   involving   securities   with
          the same person

There were no Type i or Type ii transactions during the plan year.
* Represents a party-in-interest to the Plan.